C21 Investments File Audited Year-End Financial Statements

Reports a 5th Consecutive Year of Positive Free Cash Flow

VANCOUVER, July 22, 2024 - C21 Investments Inc. (CSE: CXXI and OTCQX: CXXIF) ("C21" or the "Company"), a vertically integrated cannabis company, today announced the filing of its audited financial statements and management discussion and analysis for its fiscal year ended January 31, 2024 on SEDAR. The Company's financial statements are prepared in accordance with U.S. Generally Accepted Accounting Principles ("GAAP"). All currency is reported in U.S. dollars.

The Company previously disclosed its unaudited financial results for the year ended January 31, 2024 in its May 7, 2024 news release (the "Prior News Release").

Audited Fiscal Year Financial Highlights (February 1, 2023 to January 31, 2024):

  Revenue of $28.3 million, down 2% from last year - state of Nevada sales down 6% over the same period1
  Gross Margin of 39.4%, down from 46.4% the previous year driven primarily by one-time items discussed in the Prior News Release and in the MD&A
  Adjusted EBITDA2 of $4.5 million
  Cash Flow from Operations of $3.3 million; Free Cash Flow2 of $2.7 million inclusive of $1.3 million taxes paid in the year

Changes to the Unaudited Year End Financial Results previously released on May 7, 2024:

There have been no material changes to Operational Results Reported, including no changes to Revenue, Gross Profit, or Cash Flow from Operations in the audited financial results as compared to the unaudited financial results disclosed in the Prior News Release.

There are no material changes from the unaudited financial results disclosed in the Prior News Release other than a write-down to an Oregon real estate property and Lease liabilities. After the release of the preliminary results, the Company received an updated appraisal for one of its remaining real properties in Oregon. The value of this property has been written down to appraised value. In addition, two of the Company's leases were extended by four years, resulting in a change to the calculations of these Right-of-use assets and the corresponding Lease liabilities. Changes to the Prior News Release's Income Statement and Balance Sheet for the current and the comparative previous period are listed below as well as underlined in the summary tables provided.

1 State of Nevada cannabis sales: https://www.headset.io/markets/nevada

2 "Free Cash Flow", "Adjusted EBITDA" and "same store sales" are non-GAAP financial measures. See "Non-GAAP Financial Measures" below for a discussion of such non-GAAP financial measures and a reconciliation to the closest comparable GAAP financial measures.

The British Columbia Securities Commission ("BCSC") issued a management cease trade order (the "MCTO") on May 31, 2024 in connection with the delay in the Company filing its audited consolidated financial statements for the year ended January 31, 2024, annual management's discussion and analysis for the same period and management certifications of annual filings (collectively, the "Annual Filings"). The MCTO prohibited the Company's management from trading in the securities of the Company for the duration of the MCTO. The Company anticipates that the filing of its audited consolidated financial statements for the 2-month stub period ended March 31, 2024, its annual management's discussion and analysis for the same period and management certifications of annual filings (collectively, the "March 31, 2024 Filings") may be delayed past the filing due date of July 29, 2024.  As a result, the MCTO is expected to remain in place until the March 31, 2024 Filings have been completed.

"We are pleased to announce the release of our audited year-end financial statements. The Company engaged new auditors this year and have changed our fiscal reporting period to better align with the reporting schedule of our peers (see news release dated May 31, 2024). We appreciate the patience of our shareholders during this delay.  We anticipate reporting and completing the March 31, 2024 filings in the next two weeks" stated CEO and President, Sonny Newman.

Non-GAAP Measures:

C21 reports its financial results in accordance with GAAP and uses a number of financial measures when assessing its results and measuring overall performance. Some of these financial measures and ratios are not calculated in accordance with GAAP. The Company refers to certain Non-GAAP financial measures such as "Free Cash Flow", "Adjusted EBITDA" and "same store sales". These measures do not have any standardized meanings prescribed by GAAP and may not be comparable to similar measures presented by other issuers. The Company considers these measures to be an important indicator of the financial strength and performance of its business. The Company believes the adjusted results presented provide relevant and useful information for investors because they clarify the Company's actual operating performance, make it easier to compare the Company's results with those of other companies and allow investors to review performance in the same way as the management of the Company. Since these measures are not calculated in accordance with GAAP, they should not be considered in isolation of, or as a substitute for, the Company's reported results as indicators of the Company's performance, and they may not be comparable to similarly named measures from other companies. The tables below provide reconciliations of Non-GAAP financial measures to the most directly comparable GAAP measures.

"Free Cash Flow" is defined as Cash Provided by Operating Activities from Continuing Operations in a period minus capital expenses of property and equipment. Management believes that Free Cash Flow, which measures the Company's ability to generate additional cash from our continuing business operations, is an important financial measure for use in evaluating the Company's financial performance.  Free Cash Flow should be considered in addition to, rather than as a substitute for, consolidated net income as a measure of the Company's performance and net cash provided by operating activities as a measure of liquidity.

Free Cash Flow:

Quarter Ended	January 31, 2024	October 31, 2023	July 31, 2023	April 30, 2023	January 31, 2023

Cash Provided by Operating Activities from Continuing Operations	$506,477	$(110,329)	$1,649,786	$1,204,347	$1,215,735
Purchase of Property and Equipment	(7,240)	(259,343)	(202,182)	(41,803)	(9,071)

Free Cash Flow	499,237	(369,372)	$1,447,604	$1,162,544	1,206,664

"Adjusted EBITDA" is defined as EBITDA (earnings before depreciation and amortization, depreciation and interest in cost of sales, income taxes, and interest) less accretion, loss from discontinued operations, one-time transaction costs and all other non-cash items. The Company has presented "Adjusted EBITDA" because its management believes it is a useful measure for investors when assessing and considering the Company's continuing operations and prospects for the future.  Furthermore, "Adjusted EBITDA" is a commonly used measurement in the financial community when evaluating the market value of similar companies.

Adjusted EBITDA:

	Q4	Q3	Q2	Q1	Q4
	January 31, 2024	Oct 31, 2023	July 31, 2023	Apr 30, 2023	Jan 31, 2023
Net Income (Loss)	$(2,042,004)	$(376,150)	$(416,086)	$(471,045)	$(2,119,159)

Interest expenses, net	-	-	3,956	31,254	60,530
Provision for Income Taxes	1,723,925	563,100	602,674	592,426	672,164
Depreciation and Amortization	359,568	355,536	346,294	347,578	340,664
Depreciation and Interest in COGS	203,092	203,092	203,092	203,092	203,091
EBITDA	$244,581	$745,578	$739,930	$703,305	$(842,710)
Change in fair value of derivative liabilities	59,217	-	-	392,155	14,830
Share based compensation	5,527	5,499	5,595	5,507	20,803
Loss from discontinued operations	(40,357)	18,932	19,351	83,891	713,712
One-time special project costs	-	159,000	-	-	-
Production curtailment, non-cash inventory adjustments	-	-	206,000	450,000	1,012,000
Other gain/loss	785,763	13,800	921	(73,695)	18,723
Adjusted EBITDA	$1,054,731	$942,809	$971,797	$1,561,163	$937,358

Q4 Balance Sheet Summary:

(US$)	January 31, 2024 (Audited)	January 31, 2024 (Preliminary)	January 31, 2023
Assets
Cash	2,408,526	2,408,526	1,891,772
Inventory	2,708,721	2,708,721	4,173,573
Other current	2,125,107	2,015,548	2,533,949
Current Assets	7,242,354	7,132,795	8,599,294
Fixed Assets/Goodwill/Intangibles, deferred tax	47,286,580	47,233,895	49,712,110
Total Assets	54,528,934	54,366,690	58,311,404

Liabilities
Accounts payable	2,215,956	2,106,399	2,921,426
Promissory note - current portion	-	-	2,026,667
Income taxes payable	9,719,872	9,719,872	7,736,858
Other notes, current lease, deferred tax etc.	2,229,312	2,351,292	2,289,316
Current Liabilities	14,165,140	14,177,563	14,974,267
Lease liabilities	9,192,588	8,074,139	8,554,702
Derivative liability and other	124,198	235,707	467,359
Total Liabilities	23,481,926	22,487,409	23,996,328

Shareholders' Equity	31,047,008	31,879,281	34,315,076
Total Liabilities and Shareholders' Equity	54,528,934	54,366,690	58,311,404

Summary Income Statement for the years ended:

(US$)	January 31, 2024	January 31, 2023
Revenue	28,285,200	28,888,410
Cost of Sales	17,135,434	15,487,264
Gross Profit	11,149,766	13,401,146
Gross Margin%	39.4%	46.4%
Total Expenses	9,677,738	9,445,908
Income from Operations	1,472,028	3,955,483
Income Tax Expense	(3,482,125)	(2,809,768)
Net Income (Loss)	(3,305,285)	293,211

Retail Sales Summary:

(US$)	Q4	Q3	Q2	Q1	Q4
	January 31, 2024	October 31, 2023	July 31, 2023	April 30, 2023	January 31, 2023
Retail Sales	6,303,351	6,433,991	6,383,974	6,193,356	6,248,051
Wholesale Sales	245,461	448,087	778,133	1,498,847	785,001
Total Sales	6,548,812	6,882,078	7,162,107	7,692,203	7,033,052

Changes to the Unaudited Year End Financial Results:

Audited Balance Sheet (as at year ended January 31, 2024)

  Current Assets - increase of $0.1 million due to changes in prepaid expenses
  Total Assets - increase of $0.2 million due to a write-down of Property in Oregon offset by an increase in Right-of-use Assets
  Total Liabilities - increase of $1.0 million due to increase in Lease Liabilities
  Equity - decrease of $0.8 million to due write-down of Property in Oregon
  Equity + Liability - increase of $0.2 million due to write-down of Property in Oregon and increase in Lease Liabilities

Audited Income Statement and Audited Statement of Cash Flows (year ended January 31, 2024)

  Revenue, Gross Profit, Cash Flow from Operations - No change
  Net Income - decrease of $0.8 million due to write-down of Property in Oregon
  Income from Operations and Adjusted EBITDA decrease of $0.04 million due to changes to amortization period of operating leases

For further inquiries, please contact:

Investor contact:	Company contact:

Investor Relations	Michael Kidd
info@cxxi.ca	Chief Financial Officer and Director
+1 833 289-2994	Michael.Kidd@cxxi.ca

About C21 Investments Inc.

C21 Investments Inc. is a vertically integrated cannabis company that cultivates, processes, and distributes quality cannabis and hemp-derived consumer products in the United States. The Company is focused on value creation through the disciplined acquisition and integration of core retail, manufacturing, and distribution assets in strategic markets, leveraging industry-leading retail revenues with high-growth potential multi-market branded consumer packaged goods. The Company owns Silver State Relief and Silver State Cultivation in Nevada, including legacy Oregon brands Phantom Farms, Hood Oil and Eco Firma Farms. These brands produce and distribute a broad range of THC and CBD products from cannabis flowers, pre-rolls, cannabis oil, vaporizer cartridges and edibles. Based in Vancouver, Canada, additional information on C21 can be found at www.sedarplus.com and www.cxxi.ca.

Neither the Canadian Securities Exchange nor its Regulation Services Provider (as that term is defined in the policies of the Canadian Securities Exchange) accepts responsibility for the adequacy or accuracy of this release.